51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
May 8, 2023
Item 3   News Release
The news release dated May 8, 2023 was disseminated through Stockwatch and Market News on May 8, 2023.
Item 4   Summary of Material Change
The Company announced that it has applied to the TSX Venture Exchange (the “Exchange”) to extend the term of an aggregate of 6,319,059 share purchase warrants (the “Warrants”).  The term of 2,109,234 of the Warrants is set to expire on May 4, 2025 and the term of 4,209,825 of the Warrants is set to expire on December 30, 2025.  The Company proposes to extend the expiry date for a period of two years to May 4, 2027 for 2,109,234 of the Warrants and to December 30, 2027 for 4,209,825 of the Warrants. In all other respects the terms of the Warrants will remain unchanged and in full force and effect.
The Company has also applied to the Exchange to extend the expiry date of 960,000 stock options granted on July 30, 2018 which are each exercisable into one common share of the Company at the exercise price of $0.43 per common share until the expiry date of July 30, 2023 (the “Granted Options”). The Company proposes to extend the expiry date of the Granted Options for a period of two years to July 30, 2025. In all other respects the terms of the Granted Options will remain unchanged and in full force and effect.
The Company is also pleased to announce that it has granted an aggregate of 1,350,000 stock options (each, an “Option”) to certain directors, officers, employees and consultants for the purchase of up to 1,350,000 common shares of the Company pursuant to its 10% Rolling Stock Option Plan.  Each Option is exercisable for a period of 5 years at a price of $0.15 per common share and vest upon the date of grant.
The extension of the Warrants and Granted Options are to parties who are considered to be “related parties” of the Company within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each extension is considered to be a “related party transaction” within the meaning of MI 61-101 but each extension will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value offered for each extension of the Warrant or Granted Option, as applicable, does not exceed 25% of the Company’s market capitalization.

Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR.
Disclosure Required by MI 61-101
Pursuant to MI 61-101, the extension of the Warrants and Granted Options constituted a “related party transaction” as certain directors, officers and a controlling shareholder of the Company participated in the extension of the Warrants and Granted Options.
The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.
(a)	a description of the transaction and its material terms:
See Item 4 above for a description of the extension of the Warrants and Granted Options.
(b)	the purpose and business reasons for the transaction:
Not applicable.
(c)	the anticipated effect of the transaction on the issuer’s business and affairs:
The Company does not anticipate any material effect on the Company’s business and affairs.
(d)	a description of:
(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:
Andrew Schutte, the Chief Executive Officer, President and director of the Company, is the holder of 1,051,151 Warrants which will expire on May 4, 2027, 3,109,625 Warrants which will expire on December 30, 2027 and 30,000 Granted Options which will expire on July 30, 2027.
David Hall, the Chairman and a director of the Company, is the holder of 100,000 Granted Options which will expire on July 30, 2027.
Peter Lewis, a director of the Company, is the holder of 50,000 Granted Options which will expire on July 30, 2027.
Peter Lowry, a director of the Company, is the holder of 80,000 Granted Options which will expire on July 30, 2027.
Lee Buckler, a director of the Company, is the holder of 400,000 Granted Options which will expire on July 30, 2027.

Simon Ma, an officer of the Company, is the holder of 50,000 Granted Options which will expire on July 30, 2027.
Kevin McElwee, an officer of the Company, is the holder of 75,000 Granted Options which will expire on July 30, 2027.
Rolf Hoffmann, an officer of the Company, is the holder of 75,000 Granted Options which will expire on July 30, 2027.
Jamie Mackay, a controlling shareholder of the Company, is the holder of 1,058,083 Warrants which will expire on May 4, 2027 and 675,000 Warrants which will expire on December 30, 2027.
(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The transaction relates to an extension of the Warrants and Granted Options only, therefore the transaction does not effect the related parties’ shareholdings.
(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Schutte, Hall, Lowry, Lewis and Buckler abstained on the resolution of the board of directors approving the extension of the Warrants and Granted Options.  A special committee was not established in connection with the approval of the extension of the Warrants and Granted Options and no materially contrary view or abstention was expressed or made by any director.
(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.
(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:
(i)	that has been made in the 24 months before the date of the material change report:
Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:
Not applicable.
(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Andrew Schutte entered into an amending agreement dated May 8, 2023 with respect to the extension of the expiry date of the Granted Options.
David Hall entered into an amending agreement dated May 8, 2023 with respect to the extension of the expiry date of the Granted Options.
Peter Lewis entered into an amending agreement dated May 8, 2023 with respect to the extension of the expiry date of the Granted Options.
Peter Lowry entered into an amending agreement dated May 8, 2023 with respect to the extension of the expiry date of the Granted Options.
Lee Buckler entered into an amending agreement dated May 8, 2023 with respect to the extension of the expiry date of the Granted Options.
Simon Ma entered into an amending agreement dated May 8, 2023 with respect to the extension of the expiry date of the Granted Options.
Kevin McElwee entered into an amending agreement dated May 8, 2023 with respect to the extension of the expiry date of the Granted Options.
Rolf Hoffmann entered into an amending agreement dated May 8, 2023 with respect to the extension of the expiry date of the Granted Options
(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The extension of the Warrans and Granted Options is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Shares issued to each related party did not exceed 25% of the Company’s market capitalization.
As this material change report is being filed less than 21 days before the closing of the extension of Warrants and Granted Options, there is a requirement under MI 61‐101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the extension of Warrants and Granted Options in a timely manner.
5.2         Disclosure for Restructuring Transactions
Not applicable.
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:        Andrew Schutte, CEO and President
Telephone:    604.248.8693
Item 9   Date of Report
May 18, 2023